March 31, 2020

Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Ameen Hamady
Terence O Brien

Re:	WD-40 Company
Form 10-K for the year ended December 31, 2019
Filed October 22, 2019
File No. 000-06936

Dear Ameen Hamady:

This letter is provided in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated March 12, 2020, which was received by the Company on March 20, 2020.  For reference purposes, the staff’s comment has been reproduced below in italics followed by our responses.

Form 10-K for the year ended August 31, 2019

Note 10. Revenue Recognition, page F-20

1.

You indicate that you estimate your transaction price using the most likely method. Please tell us why it is appropriate to apply this method rather than the expected value method given the characteristics of your contracts and the nature of your promotional activities. See ASC 606-10-32-8.

Response:

We respectfully acknowledge the staff’s comment and have reviewed the guidance in ASC 606-10-32-8.  Based upon our further review of this guidance and analysis of industry practice and disclosures, we have gained additional perspective with respect to our interpretation of the definitions for the methods specified in ASC 606-10-32-8.  As a result of this additional perspective, we have now concluded that the estimation process that we follow for our promotional activities in order to determine our transaction price uses the expected value method.

The Company further advises the staff that it will revise its disclosure as follows in future periodic reports filed with the Commission, starting with its Quarterly Report on Form 10-Q for the quarterly period ended February 29, 2020, by updating the following paragraph in the Revenue Recognition Footnote:

Variable Consideration - Sales Incentives

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment related to variable consideration to determine the net consideration to which the Company expects to be entitled. The Company records estimates of variable consideration, which primarily includes rebates (cooperative marketing programs and volume-based discounts), coupon offers, cash discount allowances, and sales returns, as a reduction of sales in its consolidated statements of operations. These estimates are based on the ~~most likely outcome~~ expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities, the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. The Company reviews its assumptions and adjusts these estimates accordingly on a quarterly basis.

We appreciate your comment and hope that we have adequately addressed it with the foregoing response. If you should have any questions, please contact me at (858) 251-5603.

Sincerely,

/s/ JAY W. REMBOLT

Jay W. Rembolt

Vice President and Chief Financial Officer

WD-40 Company